UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

Introduction

This Report on Form 6-K (this “Report”) relates to the Ordinary Shares New Israeli Sheqels 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or joint venture; (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated subsidiaries, including Photon Dynamics, Inc. (“PDI”) and its subsidiaries and the joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”); (iii) the “PDI Acquisition” are to the acquisition on October 2, 2008 (the “PDI Closing Date”), of PDI by a subsidiary of Orbotech Ltd. pursuant to the Agreement and Plan of Merger and Reorganization, which was executed on, and dated June 26, 2008 (the “PDI Acquisition Agreement”) for an aggregate purchase price of approximately $295.8 million; (iv) the “Financing Agreement” are to the Financing Agreement entered into and signed on July 22, 2008, between Orbotech Ltd. and Israel Discount Bank Ltd. (“IDB”), as amended by the Financing Agreement - First Amendment entered into and signed on February 22, 2009 between Orbotech Ltd. and IDB (the “Financing Agreement First Amendment”), pursuant to which Orbotech Ltd. borrowed $160 million in connection with the completion of the PDI Acquisition and, as of September 30, 2009, had an additional $25 million credit facility available; and (v) the “Amended Financing Agreement” are to the Amended Financing Agreement entered into and signed on December 21, 2009 between Orbotech Ltd. and IDB which replaced and superseded the Financing Agreement and the Financing Agreement First Amendment.

This Report includes industry data obtained from periodic industry publications and internal Company information, and incorporates certain statements as to competitive position that are based primarily on the Company’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information they contain has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to the Company’s relative competitive position are approximated based on revenues and management estimates using the above-mentioned latest-available third-party data and internal analyses and estimates.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”), production and process control systems for printed circuit boards (“PCB”s) and AOI, test and repair systems for flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production. In addition, through Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check processing and forms processing; and, through Orbotech Medical Denmark A/S (“OMD”) and Orbotech Medical Solutions Ltd. (“OMS”), is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its products.

Cautionary Statement Regarding Forward-Looking Information

This Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements regarding trends in the electronics, recognition software, medical imaging and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for the remainder of 2009 and for 2010 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information currently available to the Company. They reflect the present views of the Company with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the ability of the Company to meet its liquidity needs, a sustained continuation or deterioration of the worldwide economic slowdown, the timing and strength of new product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and the other matters discussed under Item 3 - Key Information - Risk Factors in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “2008 Annual Report”).

Many of the above factors are beyond the control of the Company and almost all of them are difficult or impossible to predict with accuracy. Therefore, the Company cautions each reader of this Report to consider carefully these, as well as any other specific factors discussed with each forward-looking statement in this Report and as may be disclosed in the Company’s future filings with the United States Securities and Exchange Commission (the “SEC”). For more information regarding the above factors and other risks, see Item 3 - Key Information - Risk Factors in the 2008 Annual Report.

To the extent that this Report contains forward-looking statements (as distinct from historical information) the Company desires to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and is therefore including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Furthermore, the Company does not assume any obligation to update any forward-looking statements contained herein as a result of future events or otherwise, except as required by law.

Operating and Financial Review and Prospects

The following discussion of results of operations and financial condition covers periods including prior to the consummation of the PDI Acquisition on October 2, 2008. The Company’s financial performance for 2008 includes the results of PDI from October 2, 2008 to December 31, 2008 (approximately one quarter) and for the nine month period ended September 30, 2009 includes the results of PDI for the entire periods. Accordingly, the discussion and analysis of historical periods does not fully reflect the significant impact that the PDI Acquisition has had, and will continue to have on the Company, including increased liquidity requirements as a result of the debt incurred in connection therewith. You should read the following discussion of financial condition and results of operations together with ‘Item 5 - Operating and Financial Review and Prospects’ in the 2008 Annual Report and the consolidated financial statements including the notes thereto that have been filed with the SEC as part of the 2008 Annual Report and together with the Orbotech unaudited condensed consolidated financial statements at September 30, 2009 and for the nine month period then ended including the notes thereto (such financial statements at September 30, 2009 and for the nine month period then ended, the “Orbotech Condensed Financial Statements”) which Orbotech Condensed Financial Statements are incorporated by reference in this Report.

(a)	General

Orbotech is an Israeli corporation with three reportable operating segments:

(i) Production Solutions for the Electronics Industry, which consists of the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry, primarily AOI, production and process control systems for PCBs, AOI, test and repair systems for FPDs; and the CAM and engineering solutions for PCB production marketed by the Company;

(ii) Recognition Software, which consists of the development and marketing of automatic check reading and check fraud detection products to banks and other financial institutions by Orbograph; and

(iii) Medical Imaging, which includes primarily the development, manufacture and sale of gamma cameras by OMD and the research, development and sale of solid state gamma radiation detectors for nuclear imaging applications by OMS.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In the nine month periods ended September 30, 2009 and 2008, revenues derived from sales of products constituted approximately 71% and 74% respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During each of the nine month periods ended September 30, 2009 and 2008, approximately 91% of revenues from both product sales and service were derived from product lines related to the Company’s yield-enhancement and production solutions for the electronics industry, approximately 4% were derived from product lines related to recognition software and approximately 5% were derived from product lines related to medical imaging. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. Most of the Company’s revenues are derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows, service revenues, which typically have lower gross margins than product sales, are also expected to increase. See Note 9 to the Orbotech Condensed Financial Statements for information as to segment revenues, operating income or loss and related data.

The currency of the primary economic environment in which the operations of the Company (other than the Company’s subsidiary OMD) are conducted is the U.S. Dollar. Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made, and most marketing and service costs are incurred, outside Israel in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company (other than the Company’s subsidiary OMD) is the U.S. Dollar. The functional currency of OMD is the Euro, since virtually all of its revenues are received, and its expenses are incurred, in Euros.

The Company’s financial statements are prepared in accordance with U.S. GAAP (generally accepted accounting principles). Nevertheless, having been advised by the SEC that its staff does not object to the Company’s so doing, the Company accounts for Frontline using the proportionate method of consolidation, including summarized footnote disclosures of the amounts proportionately consolidated, rather than the equity method as is called for under U.S. GAAP pursuant to Accounting Principles Board (“APB”) Opinion No. 18.

(b)	Critical Accounting Policies

For a description of the most significant accounting policies, please refer to Item 5 - Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies in the 2008 Annual Report.

To improve understanding of the Company’s financial statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that its financial statements, which are developed on the basis of these accounting policies, provide in all material respects complete, accurate and transparent information concerning the financial condition of the Company. As part of this process, the Company reviewed the selection and application of its critical accounting policies and financial disclosures as at September 30, 2009, and it believes that the Orbotech Condensed Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the period then ended.

In preparing its financial statements in accordance with U.S. GAAP, the Company’s management must often make judgments, estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ materially from those estimates and assumptions. In the current economic environment, the risks and uncertainties associated with those estimates and assumptions are exacerbated. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions that are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable approach would cause a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in the Orbotech Condensed Financial Statements.

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as cyclicality in the industries in which the Company operates, a sustained continuation or a deterioration of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis. Certain of these risks, uncertainties and assumptions are discussed under the heading Cautionary Statement Regarding Forward-Looking Information and in Item 3 - Key Information - Risk Factors in the 2008 Annual Report.

(c)	Recently Adopted and Issued Accounting Pronouncements

See the notes to the Orbotech Condensed Financial Statements.

(d)	Results of Operations

(i)	Matters Impacting Comparability

During the fourth quarter of 2008, the Company completed its acquisition of PDI, a provider of test and repair equipment to the FPD industry, for an aggregate purchase price of $295.8 million, comprised of $280.0 million in cash, $9.6 million in value of equity awards and $6.2 million in transaction costs incurred in connection therewith.

The following table represents the purchase price allocation for the PDI Acquisition and summarizes the aggregate fair values of the net assets acquired and liabilities assumed on the PDI Closing Date.

Purchase Price Allocation
($ in thousands)

Cash	64,039
Current Assets	84,234
Intangibles:
Existing technology	59,510
Trade name/Trademarks	500
Customer relationships	30,558
In-process research and development	6,537
Backlog	11,346
Non-current assets	10,592
Goodwill	82,377
Liabilities assumed	(53,885)

295,808

The PDI Acquisition was accounted for utilizing the purchase method of accounting, which required the Company to establish a new basis for the assets and liabilities of the acquired entity on the date of the acquisition. The purchase price allocation for PDI takes into account information that management believes is reasonable. During the second quarter of 2009, the Company received additional consideration of $3.3 million from the sale of Salvador Imaging, Inc. (“Salvador”) which was owned by PDI at the time of the acquisition in 2008, which consequently reduced the goodwill balance allocated in the purchase price to $82.4 million.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The $82.4 million of goodwill, adjusted for the $3.3 million consideration noted above, was assigned to the Company’s FPD reporting unit. This goodwill was written off during the fourth quarter of 2008; see ‘Item 5 - Operating and Financial Review and Prospects - Goodwill and Acquired Intangible Assets’ in the 2008 Annual Report for more information about the Company’s goodwill write-offs.

Accordingly, the results of operations of the Company for periods prior to the PDI Acquisition are not comparable to results for periods subsequent thereto. In order to enhance comparability, the information presented in this Report includes certain additional supplemental data for the nine month periods ended September 30, 2009 and 2008.

(ii)	Nine Month Period Ended September 30, 2009 Compared To Nine Month Period Ended September 30, 2008

The Company’s financial results for the first nine months of 2009 reflect the continuation of a challenging period during which the global economic slowdown and depressed financial conditions continued to impact negatively upon its business. The downturn in the electronics industry resulted in significantly reduced demand for consumer end products (in the manufacture of which the Company’s sophisticated products are used), and consequently, in lower capital expenditures by electronics manufacturers who purchase the Company’s products. This was evidenced in the early part of 2009 when PCB manufacturing facilities were running at very low utilization levels, which also reflected the overall economic uncertainty and the increased continuing difficulties experienced by PCB manufacturing customers in securing credit facilities. Although FPD revenues in 2008 increased to record levels, due in part to the PDI Acquisition, beginning from the fourth quarter of 2008 and continuing through the first nine months of 2009 the Company has experienced a decline in new FPD equipment orders as a result of the global economic downturn.

In response to all of these developments, during the second half of 2008 the Company took specific measures designed to realign its cost infrastructure; namely, the phasing out of its activities in the assembled PCB business, a reduction in its workforce and a temporary reduction in salaries. As a consequence of these steps and of the synergies resulting from the PDI Acquisition, the Company implemented measures that resulted in cost savings of approximately $55 million during the first nine months of 2009.

Revenues for the nine month period ended September 30, 2009 were $278.2 million, compared with $300.3 million in the corresponding period in 2008. Of these 2009 revenues, $76.7 million were attributable to the business of PDI. Service revenues for the nine month period ended September 30, 2009 were $80.7 million (including $14.0 million attributable to the business of PDI), compared with $77.8 million in the corresponding period in 2008. The decrease in service income (net of PDI-based service income) was indicative of the effect on the Company’s PCB business of the economic downturn, as a result of which customers were running at low utilization rates during the first half of 2009.

Revenues from the sale and service of PCB-related equipment for the nine month period ended September 30, 2009 were $99.8 million, compared with $180.4 million recorded in the corresponding period in 2008. This decrease in revenues reflected: (i) the continued deteriorating economic conditions and ongoing difficulty experienced by PCB manufacturers in accessing credit facilities; and (ii) the phase out of the Company’s assembled PCB business in late 2008. During the early part of 2009 PCB manufacturing facilities were running at very low utilization levels, which led to record low PCB revenues in the first quarter. However, conditions gradually improved early in the second quarter and through the third quarter of 2009, and PCB manufacturing plant utilization rates improved, mainly due to increased demand for communications, consumer and computer related products. Throughout this period the Company continued to develop new products and solutions for PCB manufacturers. During the first nine months of 2009 the Company sold 27 Paragon direct imaging systems, a significant decrease from the 48 sold during the corresponding period in 2008. Although revenues from the Company’s PCB products decreased in the first nine months of 2009 compared with the first nine months of 2008, the Company believes that its competitive position in this industry did not deteriorate during this period.

Revenues from the sale and service of FPD-related equipment in the nine month period ended September 30, 2009 increased to $152.3 million from the $91.5 million recorded in the corresponding period in 2008. Of these 2009 revenues, $76.7 million were attributable to the business of PDI. Excluding the PDI-based revenues, FPD revenues for the nine month period ended September 30, 2009 decreased by $15.9 million compared with the corresponding period in 2008. As is typical in the FPD industry, which is characterized by long lead delivery times, FPD revenues recorded by the Company in the first nine months of 2009 were attributable to orders received in 2007 and 2008. Beginning from the fourth quarter of 2008 and continuing during the first nine months of 2009, the Company experienced a significant decline in new FPD equipment orders, reflecting an approximately 50% decline in capital expenditures by LCD manufacturers in the first nine months of 2009, due mainly to the global economic downturn, which has led to lower demand for their products and excess capacity. During the first half of 2009 existing FPD fabrication plants were being operated at low utilization rates relative to 2008, due to the extensive build up of glass panel inventories following increased capital investments by FPD manufacturers in 2008. In the latter part of 2009 FPD fabrication facilities have been running at close to full capacity utilization, with supply and demand appearing to be in approximate equilibrium. In addition, at the end of 2008 and into 2009, certain FPD customers announced the delay of construction schedules or move-in dates for their new fabrication facilities, in some cases extending these dates by six to nine months or into 2010. During the fourth quarter of 2008 and the first quarter of 2009, the Company installed the world’s first Generation 10 LCD inspection system at Sharp’s Sakai facility. Revenues from these systems were recognized in the second and third quarters of 2009.

Revenues from the Company’s Recognition Software segment for the nine month period ended September 30, 2009 were $10.6 million, compared with $11.0 million in the corresponding period in 2008. The relative stability in revenues from this part of the Company’s business, particularly during the current finance and banking-related economic downturn, underscores the continuing, strong reliance which Orbograph’s banking and financial institution customers place on the solutions and support services which it offers.

Revenues from the Company’s Medical Imaging segment (which are predominantly from sales of gamma cameras by OMD) for the nine month period ended September 30, 2009 were $15.5 million, compared with $17.4 million in the corresponding period of 2008. This segment was impacted partly by the economic downturn and the correspondingly reduced expenditures by hospitals and clinics in the United States, which constitute the bulk of end-users for these products, but was also due, among other factors, to legislative changes in the United States which have had the effect of reducing insurance reimbursement for medical procedures using equipment of the type provided by OMD.

The cost of products sold for the nine month period ended September 30, 2009 was $118.4 million, compared with $123.4 million in the corresponding period of 2008. These cost levels remained similar on a period to period basis, notwithstanding the decrease in product sales, primarily because of the underutilization of the Company’s manufacturing capacity which resulted from a decrease in equipment orders in light of the economic downturn.

The cost of services rendered for the nine month period ended September 30, 2009 was $55.7 million, compared with $56.7 million in the corresponding period of 2008. This decrease, recorded despite the assumption of PDI’s customer support operations as from October 2, 2008, resulted from the steps taken by the Company in the second half of 2008 to realign its infrastructure to address the current economic environment.

Gross profit for the nine month period ended September 30, 2009 was $104.2 million, compared with $120.2 million in the corresponding period of 2008. Gross profit for the nine month period ended September 30, 2009 from sales of equipment was $79.1 million, or 40.0% of product sales, compared to $99.1 million, or 44.5% of product sales, for the corresponding period of 2008. Gross profit for nine month period ended September 30, 2009 from services rendered was $25.1 million, or 31.1%, of service revenues, compared with $21.1 million, or 27.1% of service revenues, for the corresponding period of 2008.

Research and development costs for the nine month period ended September 30, 2009 were $51.5 million, compared with $58.4 million in the corresponding period of 2008. Despite the inclusion of $11.7 million attributable to the first time consolidation of PDI commencing from the fourth quarter of 2008, the Company reduced its research and development expenses compared with 2008. This was primarily attributable to the phasing out of the PCB assembly business in the fourth quarter of 2008 as well as other cost-cutting measures, including scaling back certain research and development projects. Nevertheless, the Company continues to invest significant sums in developing new and innovative technologies and does not believe that the period over period reductions in research and development expenditures will weaken its competitive position in the near or long-term future. During the nine month period ended September 30, 2009, the Company received $1.5 million (compared with $2.6 million in the corresponding period of 2008) in Israeli Government royalty-free participations in its research and development expenditures and royalty-free participations from a consortium sponsored by the European Union.

Selling, general and administrative expenses for the nine month period ended September 30, 2009 were $47.5 million, compared with $53.8 million in the corresponding period of 2008. Despite the inclusion of $5.0 million attributable in 2009 due to the first time consolidation of PDI, the Company succeeded in lowering its selling, general and administrative expenses compared with 2008. This was primarily due to the expense synergies realized in connection with the PDI Acquisition, many of which were implemented as of January 1, 2009.

The amortization of other intangible assets costs for the nine month period ended September 30, 2009 was $15.1 million, compared with $3.0 million in the corresponding period of 2008. This reflected $14.2 million of amortization which was attributable to the intangible assets arising from the PDI Acquisition.

During the third quarter of 2008, in light of the difficult worldwide economic conditions, the Company adopted certain measures designed to realign its infrastructure, including reductions in the Company’s worldwide workforce and other cost-cutting measures. These cost-cutting measures adopted by the Company resulted in the recording of a restructuring charge of $3.7 million in that quarter. These expenses do not include restructuring measures taken in PDI’s operations (which were included as assumed liabilities in the purchase price allocation).

In accordance with accounting guidance, the Company performed its annual evaluation of the goodwill of each reporting unit on September 30, 2009. The evaluation did not result in the recording of any impairment charges in the third quarter of 2009. Following the annual evaluation performed on September 30, 2008, the Company concluded that the carrying value of goodwill allocated to OMD exceeded its fair value, and as a result goodwill in the amount of $17.1 million was written-off. Additionally, during the third quarter of 2008, after a re-focusing of its strategic plan, the Company began phasing out its activities in its assembled PCB business and accordingly wrote-off the remaining $5.4 million of goodwill allocated to that reporting unit.

At September 30, 2008, the Company tested whether the intangible assets of OMD had been impaired, including through a forecast of the expected future cash flows of OMD and an assessment as to the reasonableness of the assumptions underlying such forecast. As a result of the foregoing, the Company determined that the carrying amount of certain intangible assets, primarily existing technology and customer relationships allocated to OMD, exceeded their fair value by $21.3 million. As a result, an impairment charge of $21.3 million was recorded during the third quarter of 2008. See Note 2e to the Orbotech Condensed Financial Statements.

During the nine month period ended September 30, 2009, the Company reported an operating loss from its Medical Imaging segment of $3.0 million on revenues of $15.5 million, compared to an operating loss of $4.8 million (excluding $38.5 million of impairment charges relating to OMD in the third quarter of 2008, as described above) on revenues of $17.4 million for the corresponding period of 2008. The reduced loss was attributable to the cost cutting measures implemented by the Company in this segment during the fourth quarter of 2008.

Net financial expenses for the nine month period ended September 30, 2009 totaled $10.5 million, compared with net financial income of $1.4 million in the corresponding period of 2008. The decrease in interest income of $3.4 million in the nine month period ended September 30, 2009 resulted from the Company’s lower cash balances following the PDI Acquisition. In the nine month period ended September 30, 2009, interest from the debt service payment obligation to IDB was $3.2 million on the $160 million loan used to finance part of the PDI Acquisition. For the nine month period ended September 30, 2009, the Company recorded a translation loss of $4.9 million, compared with a translation gain of $0.5 million for the nine month period ended September 30, 2008. In the nine month period ended September 30, 2009 the Company incurred $0.8 million of costs in connection with factoring letters of credit, compared with $0.6 million incurred in the nine month period ended September 30, 2008. For the nine month period ended September 30, 2009, following the determination that the Company’s remaining marketable securities were other-than-temporarily impaired, the Company wrote down $2.7 million, compared to $0.5 million in the corresponding period in 2008.

Income tax benefit for the nine month period ended September 30, 2009 was $2.2 million, compared with income tax benefit of $4.6 million in the corresponding period of 2008. The Company’s tax benefit in the third quarter of 2008 was principally comprised of the write-off of the $5.6 million tax benefit accruing to the acquired intangibles of OMD. The Company incurred income tax expenses of $5.3 million in 2008; however, this was offset by a benefit of $5.4 million relating to tax losses in 2008, which the Company expects to realize in the near future. As a result of net loss carry forwards available to the Company, the Company’s effective tax rate for each of the nine month periods ended September 30, 2009 and 2008 was 0%.

The minority share in profits of a consolidated subsidiary of $0.1 million for the nine month period ended September 30, 2009 reflected the 11% minority interest in Orbograph. This compared to the minority share in profits of $0.2 million for the corresponding period of 2008.

GAAP net loss for the nine month period ended September 30, 2009 was $14.6 million, or $0.42 per share, compared with GAAP net loss for the nine month period ended September 30, 2008 of $34.1 million, or $1.02 per share.

Certain Non-GAAP Information

Non-GAAP net income for the nine month period ended September 30, 2009 was $2.2 million, or $0.06 per share (diluted), compared with non-GAAP net income for the nine month period ended September 30, 2008 of $14.2 million, or $0.43 per share (diluted). The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results for the nine month periods ended September 30, 2009 and 2008.

Non-GAAP net income and non-GAAP earnings per share detailed in the Reconciliation exclude charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; (iii) restructuring and asset impairments; (iv) a gain representing additional consideration from the sale of Salvador. which was owned by PDI at the time of the PDI Acquisition; and/or (v) tax credits relating to the above items, in each case as described in more detail in the Reconciliation. Management uses non-GAAP net income and non-GAAP earnings per share to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income (loss) or earnings (loss) per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s Condensed Consolidated Financial Statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on certain items discussed below, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses will recur in future periods.

The effect of amortization of intangible assets, in-process research and development charges and impairment charges have also been excluded from the non-GAAP net income measure. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. These items were significantly higher in the fourth quarter of 2008 and first, second and third quarters of 2009 primarily as a result of the Company’s acquisitions, including the PDI Acquisition. The use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are not recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions. Restructuring expenses relate to realignment initiatives announced in 2008. For more information about these items, see the 2008 Annual Report.

Reconciliation of GAAP to Non-GAAP Results

For the Nine Month Periods Ended September 30, 2009 and 2008

	Nine months ended September 30
	2009	2008
	U.S. dollars in thousands (except per share data)
Non-GAAP Net Income

Reported net loss attributable to Orbotech Ltd. on GAAP basis	$(14,574)	$(34,125)

Non-operating income (expenses):
Financial income (expenses)	(10,459)	1,436
Income tax benefit	2,228	4,587
Net profit attributable to the non-controlling interest	(113)	(157)

	$(8,344)	$5,866

Reported operating loss on GAAP basis	$(6,230)	$(39,991)
Equity based compensation expenses	4,984	3,796
Amortization of intangibles assets	15,135	3,046
In-process research and development charges (1)
Restructuring charges (2)		3,676
Impairment of goodwill (3)		22,584
Impairment of other intangible assets (4)		21,260
Adjustment of impairment of goodwill (5)	(3,300)

Non-GAAP operating income	$10,589	$14,371
Non-operating income (expenses)	(8,344)	5,866
Income tax effect of non-GAAP adjustment (6)		(6,011)

Non-GAAP net income	$2,245	$14,226

Non-GAAP net income per diluted Share	$0.06	$0.43

Shares used in diluted shares calculation	34,710	33,402

(1)	In-process research and development charges in 2008 were associated with the PDI Acquisition.
(2)

The restructuring charges of $3.7 million in the nine month period ended September 30, 2008, relate to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure.

(3)

The impairment charge of $22.6 million in the nine month period ended 2008 is comprised of: a write-down of $17.1 million recorded in September 2008 of the goodwill associated with OMD; and a write-off of $5.4 million recorded in September 2008 of goodwill associated with the Company’s assembled PCB business.

(4)	The impairment charge of $21.3 million in the nine month period ended 2008 was related to a write-down of the intellectual property of OMD.
(5)	The adjustment of impairment of goodwill of $3.3 million recorded in June 2009 represents additional consideration from the sale of Salvador which was owned by PDI at the time of the PDI Acquisition.
(6)	The income tax effect in 2008 was related mainly to the impairment associated with OMD that occurred in the third quarter of 2008. The adjustments in 2009 do not have a related income tax effect.

(iii)	Liquidity and Capital Resources

The Company’s financial position at September 30, 2009 improved compared with its financial position at December 31, 2008, as equity as a percentage of assets increased to 52.2%, compared with 49.3% at the end of 2008.

Cash, cash equivalents and marketable securities increased to $170.2 million at September 30, 2009 from the $124.7 million recorded at December 31, 2008. Total debt remained unchanged at $160 million, which is the amount the Company borrowed in September 2008 under the Financing Agreement and used as part of the financing for the PDI Acquisition. As a result, at September 30, 2009, the net cash position of the Company was $10.2 million.

Cash generated from operating activities in the nine months to September 30, 2009 was $45.7 million. Inventories decreased to $97.3 million at September 30, 2009, from $122.2 million at December 31, 2008. This was due primarily to a reduction in finished goods inventory (mainly Generation 10 FPD systems) and the tight controls exerted by the Company in monitoring its inventory levels. Net trade accounts receivable decreased by $31.7 million to $149.0 million at September 30, 2009, from $180.7 million at year end 2008. The decrease in accounts receivable was a result of strong collections during this nine month period. The period trade receivables were outstanding at September 30, 2009 (calculated by dividing: (A) the product of: (i) trade receivables at period end; and (ii) 365; by (B) the aggregate of the previous four quarter revenues) remained at 133 days, the same as on December 31, 2008. The Company did not record any significant bad debts during this period and its allowance for doubtful accounts was $9.7 million or 6.5% or outstanding receivables at September 30, 2009. Aggregate accounts payable and accruals decreased to $71.5 million from their December 31, 2008 level of $92.8 million. This was primarily attributable to the payment of restructuring costs and PDI acquisition costs during the first quarter of 2009 and to the lower business levels in the first nine months of 2009. Deferred income decreased by $5.2 million to $17.3 million at September 30, 2009, which was also attributable to the lower business levels in the first nine months of 2009.

During the nine month period ended September 30, 2009, the Company used $2.6 million for capital expenditures and received $1.4 million from the exercise of stock options.

In connection with the PDI Acquisition, Orbotech entered into the Financing Agreement with IDB and utilized $160 million of its credit facilities thereunder to finance, in part, the PDI Acquisition. Through September 30, 2008, the Company had remaining credit availability under the Financing Agreement of up to $25 million. In February 2009, the Financing Agreement was amended to extend the availability period with respect to such $25 million to December 31, 2009, to determine the interest applicable thereto and to make certain other changes described therein. On December 21, 2009 the Amended Financing Agreement was entered into, which replaced and superseded the Financing Agreement and the Financing Agreement First Amendment. Pursuant to the Amended Financing Agreement, a credit facility of up to $185 million is available to the Company. This amount includes the $160 million already utilized to finance, in part, the PDI Acquisition. Up to $160 million of the $185 million credit facility is available as either long-term borrowings of up to five years, but not beyond December 31, 2014, or as short-term borrowings of up to three months. At December 28, 2009, the entire $160 million of this amount was outstanding as long-term borrowings repayable over a five year period ending December 21, 2014. An amount of up to $25 million of the credit facility will remain available until December 31, 2010 for short-term borrowings only, at which time any such short-term borrowings must be repaid and such additional $25 million credit facility will terminate. Interest rates are based on IDB’s cost plus a margin which is 2% for long-term borrowings and 1.5% for short-term borrowings. The Amended Financing Agreement includes a commitment fee due quarterly in the amount of 0.3% per annum with respect to the unused amount of the additional $25 million short-term credit facility described above. In addition, the Company paid customary fees in connection with entering into the Amended Financing Agreement. In the nine month period ended September 30, 2009, the Company’s debt service payment obligations were $3.2 million, reflecting interest on the loan under the Financing Agreement for approximately nine months of 2009 at a rate of 2.61%. The interest rate with respect to $60 million of the long-term borrowings is a fixed rate of 4.88%. The interest rate on the remaining $100 million of the long-term borrowings and on the additional $25 million short-term credit facility described above is a floating interest rate; accordingly, a 1/8% change in the annual interest rate would change the annual interest expense on this portion of the long-term borrowings under the credit facility by $125,000.

The Amended Financing Agreement contains provisions pursuant to which the Company has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB’s consent. These covenants generally apply until the credit facility is repaid in full. The financial covenants require that the Company’s shareholders’ equity (defined according to the Company’s consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) (i) for each quarter in 2009 and 2010 shall be no less than the greater of $250 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet, and (ii) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet. The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40 million. This covenant is tested annually according to the consolidated financial statements as of the end of each calendar year. The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five.

For these purposes, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs for equity awards, in-process research and development charges (not including current research and development expenses), charges due to changes in accounting principles and restructuring charges. The Company’s EBITDA, calculated in accordance with the foregoing, was $20.0 million in the first nine months of 2009.

The below table reconciles GAAP results to EBITDA as determined in accordance with the Amended Financing Agreement for the nine months ended September 30, 2009. As noted above, the financial covenant with respect to EBITDA will not become applicable until 2011.

U.S. dollars in thousands
Net loss attributable to Orbotech Ltd.	$(14,574)
Equity based compensation expenses	4,984
Income tax benefit	(2,228)
Financial expenses	10,459
Fixed asset depreciation	8,543
Intellectual property amortization	15,135
Adjustment of impairment of goodwill	(2,280)

EBITDA (as defined)	$20,039

For an explanation of the limitations of EBITDA, see the information under the heading ‘Certain Non-GAAP Information’.

For these purposes ‘Financial Debt’ is defined as the Company’s liabilities to banks, financial institutions, affiliates, financial leasing and/or through the issue of debt securities. Financial Debt as of September 30, 2009 was $160 million and consisted of the Company’s debt to IDB under the Financing Agreement.

In addition, commencing as of January 1, 2010, the Company is required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of IDB) in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined in accordance with the Company’s consolidated balance sheet. This provision does not apply to the additional $25 million short-term credit facility described above.

If the Company is unable to comply with the applicable covenants, IDB will be entitled to accelerate the Company’s borrowings under the Amended Financing Agreement and would not be required to extend additional credit to the Company. In addition, the Amended Financing Agreement also contains customary provisions allowing for acceleration of repayment of all amounts outstanding under the Amended Financing Agreement as well as provisions allowing IDB to accelerate repayment in certain other situations, including if an event shall have occurred and/or circumstances exist and/or any situations exist which, in IDB’s opinion, may materially prejudice the Company’s value and substantially jeopardize the Company’s ability to repay amounts outstanding under the Amended Financing Agreement or if, in IDB’s opinion, a material deterioration has occurred in the Company’s economic condition and/or financial repayment capacity, which substantially jeopardizes the Company’s ability to repay amounts outstanding under the Amended Financing Agreement.

As part of the Financing Agreement First Amendment, the Company created a floating charge on all of the Company’s assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Financing Agreement. These charges will remain in place as security for the repayment of amounts under the Amended Financing Agreement.

For more information about the terms of the Financing Agreement, the Financing Agreement First Amendment and related documents and the risks related thereto, see the 2008 Annual Report.

At September 30, 2009, the Company’s marketable securities included approximately $19.1 million in auction-rate securities, which are variable rate debt instruments having long-term maturity dates (typically 15 to 40 years), but whose interest rates are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. Substantially all of the Company’s auction-rate securities are backed by pools of student loans guaranteed by the United Stated Department of Education. The Company’s intention is not to hold these securities to maturity, but rather to use the periodic auction feature to provide liquidity when available. Since February 2008, these securities have experienced a consistent lack of liquidity; however, the Company believes that there is no credit risk associated with these investments. Subsequent to September 30, 2009, the Company sold approximately $9.5 million of auction-rate securities and the balance of auction-rate securities held by the Company is approximately $9.6 million as of December 28, 2009.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, its sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During the first nine months of 2009, the Company sold approximately $51.3 million of these instruments and received cash proceeds of approximately $50.5 million.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in foreign currency exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). See Item 11 - Quantitative and Qualitative Disclosures About Market Risk in the 2008 Annual Report. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash, cash equivalent and marketable securities assets rather than to serve as a source of income. For information as to monetary balances in non-Dollar currencies, see Note 6 to the Orbotech Condensed Financial Statements.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations together with available credit under the Financing Agreement will be sufficient to meet its working capital requirements for the next twelve months.

Legal Proceedings

The Company is subject to various litigation and other legal proceedings. For a discussion of these matters, see Note 5 to the Orbotech Condensed Financial Statements.

ORBOTECH LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2009

(unaudited)

ORBOTECH LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2009

(unaudited)

The amounts are stated in U.S. dollars ($) in thousands.

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

(unaudited)

	September 30, 2009	December 31, 2008
	U.S. dollars in thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	$150,956	$105,127
Marketable securities		320
Accounts receivable:
Trade	149,012	180,701
Other	30,627	27,106
Deferred income taxes	3,921	5,222
Inventories	97,262	122,152

Total current assets	$431,778	$440,628

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	$19,284	$19,241
Other long-term investments	29	29
Funds in respect of employee rights upon retirement	11,317	12,521
Deferred income taxes	12,080	8,795

	$42,710	$40,586

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	$30,708	$39,325

GOODWILL	$12,785	$12,747

OTHER INTANGIBLE ASSETS, net of accumulated amortization	$86,582	$101,575

Total assets	$604,563	$634,861

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ RAANAN COHEN	)	President and
Raanan Cohen	)	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

(unaudited)

	September 30, 2009	December 31, 2008
	U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term loan	$160,000	$160,000
Accounts payable and accruals:
Trade	20,366	36,377
Other	51,124	56,428
Deferred income	17,275	22,473

Total current liabilities	$248,765	$275,278

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	26,087	27,678
Tax liabilities	14,284	16,208
Other long-term liability		2,667

Total long-term liabilities	$40,371	$46,553

Total liabilities	$289,136	$321,831

EQUITY:
Share capital – ordinary shares of New Israeli Shekels (“NIS”) 0.14 nominal (par) value (“Ordinary Shares”):
Authorized:
September 30, 2009 – 80,000,000 Ordinary Shares;
December 31, 2008 – 80,000,000 Ordinary Shares;
Issued:
September 30, 2009 – 36,736,716 Ordinary Shares;
December 31, 2008 – 36,090,697 Ordinary Shares
Outstanding:
September 30, 2009 – 34,750,673 Ordinary Shares;
December 31, 2008 – 34,106,775 Ordinary Shares	$1,746	$1,727
Additional paid-in capital	168,236	161,914
Retained earnings	198,014	211,142
Accumulated other comprehensive income (loss)	2,948	(6,123)

	370,944	368,660
Less – treasury shares, at cost (September 30, 2009 – 1,986,043 Ordinary Shares; December 31, 2008 – 1,983,922 Ordinary Shares)	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	$313,752	$311,468

Non-controlling interest	1,675	1,562

Total equity	$315,427	$313,030

Total liabilities and shareholders’ equity	$604,563	$634,861

The accompanying notes are an integral part of the condensed consolidated financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended		Nine months ended
	September 30
	2009	2008	2009	2008
	U.S. dollars in thousands (except per share data)

REVENUES:
Sale of products	$64,396	$68,670	$197,482	$222,575
Services rendered	27,954	26,090	80,743	77,758

	92,350	94,760	$278,225	$300,333

COST OF REVENUES:
Cost of products sold	41,048	40,075	118,411	123,426
Cost of services rendered	17,931	18,605	55,660	56,677

	58,979	58,680	174,071	180,103

GROSS PROFIT	33,371	36,080	104,154	120,230

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	17,470	17,997	51,490	58,443
Less – government participations	686	889	1,479	2,583

NET RESEARCH AND DEVELOPMENT COSTS	16,784	17,108	50,011	55,860

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	16,008	17,855	47,518	53,795

AMORTIZATION OF INTANGIBLE ASSETS	5,053	939	15,135	3,046

RESTRUCTURING CHARGES		3,676		3,676

IMPAIRMENT (ADJUSTMENT OF IMPAIRMENT) OF GOODWILL		22,584	(2,280)	22,584

IMPAIRMENT OF OTHER INTANGIBLE ASSETS		21,260		21,260

OPERATING LOSS	(4,474)	(47,342)	(6,230)	(39,991)
FINANCIAL INCOME (EXPENSES) – net	(1,631)	(1,489)	(10,459)	1,436

LOSS BEFORE TAXES ON INCOME	(6,105)	(48,831)	(16,689)	(38,555)
INCOME TAX BENEFIT	682	5,831	2,228	4,587

LOSS	(5,423)	(43,000)	(14,461)	(33,968)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	80	119	113	157

NET LOSS ATTRIBUTABLE TO ORBOTECH LTD.	$(5,503)	$(43,119)	$(14,574)	$(34,125)

LOSS ATTRIBUTABLE TO ORBOTECH LTD. ORDINARY SHAREHOLDERS PER SHARE –
Basic and diluted	$(0.16)	$(1.29)	$(0.42)	$(1.02)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE – IN THOUSANDS –
Basic and diluted	34,660	33,427	34,548	33,402

The accompanying notes are an integral part of the condensed consolidated financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30
	2009	2008
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,461)	$(33,968)
Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Depreciation and amortization	23,678	9,925
Compensation relating to equity awards granted to employees and others – net	4,984	3,798
Liability for employee rights upon retirement	(1,585)	1,680
Capital loss (gain) from disposal of property, plant and equipment	40	(495)
Deferred income taxes	(1,984)	(2,237)
Provision for (payment of) restructuring expenses and non-cash expenses in respect of restructuring	(3,125)	1,516
Loss from sale and write down of marketable securities	2,650	1,703
Write-down of goodwill and other intangible assets		38,201
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	31,671	6,382
Other	4,381	(1,790)
Decrease in accounts payable and accruals:
Trade	(16,027)	(1,088)
Deferred income and other	(11,968)	(8,918)
Decrease (increase) in inventories	27,446	(31,855)

Net cash provided by (used in) operating activities	$45,700	$(17,146)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(2,553)	(7,676)
Bank deposits – net		6,000
Marketable securities available for sale – net	208	17,325
Other investments		751
Redemption of marketable securities held-to-maturity		39,210
Proceeds from disposal of property, plant and equipment		1,005
Funds in respect of employee rights upon retirement	1,204	(944)

Net cash provided by (used in) investing activities	$(1,141)	$55,671

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank loan		160,000
Employee stock options exercised and paid	1,356	2,057

Net cash provided by financing activities	$1,356	$162,057

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(86)	(22)

NET INCREASE IN CASH AND CASH EQUIVALENTS	45,829	200,560
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	105,127	120,913

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$150,956	$321,473

The accompanying notes are an integral part of the condensed consolidated financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli corporation, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”), production and process control systems for printed circuit boards (“PCB”s) and AOI, test and repair systems for flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing and engineering solutions for PCB production.

Through its subsidiary, Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks and other financial institutions. In addition, through its subsidiary, Orbotech Medical Denmark A/S and its subsidiary, Orbotech Medical Solutions Ltd. (“OMS”), the Company is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging.

The accompanying unaudited condensed consolidated financial statements of Orbotech have, with the exception of the adoption of certain accounting pronouncements as explained in note 12, been prepared on the same basis as the annual consolidated financial statements of the Company and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of the Company. These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the United States Securities and Exchange Commission. The results of operations for the three and nine month periods ended September 30, 2009 are not necessarily indicative of results that can be expected for the entire fiscal year of 2009.

The year end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Subsequent events have been evaluated through December 28, 2009, the date of issuance of the Company’s Unaudited Condensed Consolidated Financial Statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 – CERTAIN TRANSACTIONS:

a.	Acquisition of Photon Dynamics, Inc.

In October 2008, the Company acquired Photon Dynamics, Inc. (“PDI”), a leading provider of test and repair systems for the FPD industry, pursuant to an Agreement and Plan of Merger and Reorganization, which was executed on, and dated, June 26, 2008 (the “PDI Acquisition” and the “PDI Acquisition Agreement”, respectively). Consummation of the PDI Acquisition Agreement took place on October 2, 2008 (the “PDI Closing Date”). Under the terms of the PDI Acquisition Agreement, on the PDI Closing Date the Company paid $15.60 per share in cash for all of the issued and outstanding shares of PDI’s common stock, and issued equity awards with respect to Ordinary Shares, having an aggregate fair value at that date of $9.6 million, to certain PDI employees, resulting in an aggregate purchase price of approximately $295.8 million, including $6.2 million paid by the Company in transaction costs in connection with the PDI Acquisition.

The Company accounted for the PDI Acquisition using the purchase method of accounting. The following table represents the final allocation of the purchase price of PDI:

$ in millions
Current assets	148.3
Property, plant and equipment	10.6
Identifible intangible assets:
In-process research and development	6.5
Technological intellectual property	59.5
Business-related intellectual property	42.4
Goodwill	82.4

Total assets acquired	349.7
Current liabilities	51.2
Long-term liability	2.7

Total liabilities assumed	53.9

Net assets acquired	295.8

The results of the acquired business are consolidated into the results of Orbotech as of the PDI Closing Date. As of December 31, 2008, the Company determined that the goodwill acquired had been impaired and wrote off the entire goodwill balance that was allocated to the FPD reporting unit. See also note 2d.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 – CERTAIN TRANSACTIONS (continued):

b.	Assembled PCB Business

On February 15, 2009, the Company signed an agreement with Orpro Services s.r.l. of Italy (“Orpro”), for the sale of its assembled PCB business in Europe and the Americas. Consummation of that agreement occurred on April 21, 2009. The consideration received by the Company for the above divestiture to Orpro was approximately $2 million. The Company continues to support and service its installed base of assembled PCB systems in the Far East and plans to continue doing so for the foreseeable future.

c.	Orbotech LT Solar LLC

As part of the PDI Acquisition in 2008, Orbotech acquired an interest in certain research and development activity in Crystalline Silicon Photovoltaic (c-Si PV) manufacturing processes for the solar energy industry. Following examination of this activity, the Company decided to continue to pursue its interest in this project. In July 2009, a limited liability company, Orbotech LT Solar, LLC (“OLTS”) was established for this purpose. OLTS is held jointly by the Company and the two developers of the technology.

Since, and for as long as, Orbotech alone is obligated to provide funding to OLTS, Orbotech accounts, and will account, for 100% of OLTS’s losses. Orbotech’s holding in OLTS will increase in the future, as and when it provides the additional funding to which it has currently committed, up to a maximum of approximately 54% of the equity interests in OLTS. OLTS is considered to be a variable interest entity for which the Company is the primary beneficiary, and is therefore included in the Company’s consolidated financial statements.

d.	Adjustment of impairment of goodwill

An adjustment of impairment of goodwill of $2.3 million was recorded in the nine month period ended September 30, 2009, comprised of: (i) an earn-out amount of $3.3 million recorded in June 2009 representing additional consideration from the sale of Salvador Imaging, Inc. by PDI as of the PDI Closing Date (see also note 2a) less: (ii) an earn-out amount of $1.0 million due to Cazit Technologies Ltd. (in voluntary liquidation) (formerly Imarad Imaging Systems Ltd.) by OMS in connection with a business acquired from it in 2005. These earn-out amounts were charged to earnings, rather than being recorded as adjustments to goodwill allocated to the respective acquisitions, since in both cases the respective goodwill amounts had been fully written-off.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 – CERTAIN TRANSACTIONS (continued):

e.	Annual goodwill impairment test

In accordance with applicable accounting pronouncements, goodwill is not amortized, but rather tested for impairment at least annually by assessing the fair value of the Company’s various reporting units (namely, PCB, FPD and Medical Imaging). The Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

Determining the fair value of a reporting unit requires the exercise of judgment on the part of management and involves the use of estimates and assumptions, including with respect to: (i) future revenues and operating margins used in order to calculate projected future cash flows; (ii) discount rates reflecting the relevant risks associated with companies comparable to the applicable reporting unit; (iii) competitive and economic environments; and (iv) appropriate industry comparables. There are a number of generally accepted methods used for valuing a business. These methods may be used alone or in combination with one another. The ‘income method’ uses forecasted cash flows as a basis to value the business. An aggregate present value is calculated for future cash flows using a separately computed discount rate. The advantage of this method is that it facilitates an analysis of company-specific forecasted operating data and their impact upon the value of a business. The ‘market-based’ method identifies business entities with publicly traded securities whose business and financial risks are comparable to those of the business being valued. The pricing multiple of the companies selected are used to derive the market value of the business under analysis. This method has the advantage of objectivity since it is based upon external, publicly-available data.

In each of September 2008 and 2009 the Company determined the fair value of each of its reporting units, on both occasions using a combination of the market-based and income methods. The combination of these methods was determined by the Company to provide the most reliable indicators of value in circumstances where the value of the reporting unit is dependent more upon the ability to generate earnings than on the value of the assets used in the production process, as is the case with Orbotech. In applying these approaches at both times, the Company relied primarily upon application of the income method in order to value its reporting units and utilized the market-based method mainly as a comparative analysis to assess the reasonableness of the results yielded by the income method. Both approaches yielded similar results on each occasion.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 – CERTAIN TRANSACTIONS (continued):

As at September 30, 2009, the Company had goodwill of $12.8 million which was allocated as follows: approximately $12.0 million to its Production Solutions for the Electronics Industry segment; and approximately $0.8 million to its Medical Imaging segment. No impairment resulted from the annual goodwill impairment test conducted in September 2009. Following the annual goodwill impairment test conducted in September 2008, it was determined that: (i) there was no impairment to the goodwill associated with the Company’s PCB and FPD reporting units; and (ii) the carrying value of the goodwill associated with the Company’s Medical Imaging reporting unit exceeded its fair value. As a result, goodwill in the amount of $17.0 million associated with the Company’s Medical Imaging reporting unit was written-off. Additionally, during the third quarter of 2008, in connection with its decision to phase out its activities in its assembled PCB business, the Company wrote-off the remaining $5.4 million of goodwill associated with that reporting unit. See also notes 2a and 2d for a discussion of goodwill impairment associated with the PDI Acquisition at December 31, 2008, and the adjustment of goodwill impairment recorded in the nine month period ended September 30, 2009.

NOTE 3 – INVENTORIES

	September 30, 2009	December 31, 2008
	$ in thousands
Components:
For manufacturing of systems	$41,133	$44,093
For servicing of systems	27,288	25,756

	68,421	69,849
Work in process	9,659	10,229
Finished products	19,182	42,074

	$97,262	$122,152

NOTE 4 – RECOGNITION OF REVENUE

The Company recognizes revenue from sale of products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee is fixed or determinable and collectibility is reasonably assured. The Company does not, in the normal course of business, provide a right of return to its customers.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 4 – RECOGNITION OF REVENUE (continued):

Installation and training are not essential to the product capabilities as they do not require specialized skills and can be performed by other vendors.

The Company grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly is insignificant and is treated according to accounting principles for contingencies. In addition, the Company defers the fair value of the installation and recognizes it upon installation.

Service revenue in respect of the Company’s products is recognized ratably over the contractual period or as services are performed.

The Company recognizes revenues net of value added tax.

The Company recognizes revenue from sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee is fixed or determinable, and collectibility is probable. When software is made available to customers electronically, it is deemed to have been delivered when the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectibility is not considered probable, revenue is recognized when the fee is collected.

Maintenance revenues are comprised of revenue from support arrangements which include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 4 – RECOGNITION OF REVENUE (continued):

Deferred income balances:

	September 30, 2009	December 31, 2008
	$ in thousands
Deferred service revenue relating to warranty commitments(*)	$16,947	$17,433
Deferred service revenue	328	5,040

	$17,275	$22,473

*	The changes in deferred revenues relating to warranty commitments:

Nine months ended September 30, 2009
$ in thousands
Balance at beginning of the period	$17,433
Revenue recognized during the period	12,547
Deferred revenue relating to new sales	12,061

Balance at end of year	$16,947

NOTE 5 – LEGAL PROCEEDINGS:

a.	In July 2005, a complaint was filed against the Company in the district court of Tel Aviv by a competitor and its principal shareholder claiming approximately $4 million in damages (the “Complaint”). In May 2004, the Company had filed a patent infringement suit against this competitor in the district court of Nazareth, in connection with which that court had issued a temporary injunction, also in May 2004, against this competitor. The Complaint asserts that that injunction interfered with, and ultimately frustrated, the process of a public offering in which the competitor was engaged and in which the competitor’s principal shareholder proposed to sell shares of the competitor, and that they suffered damages as a result. The Company’s management believes that the Complaint is without merit and intends to defend the matter vigorously.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 – LEGAL PROCEEDINGS (continued):

b.	On November 4, 2008, GE Healthcare, a unit of General Electric Company (“GE”) filed a complaint against the Company claiming breach of contract and requesting specific performance, injunctive relief, declaratory relief and damages. GE also filed a motion for a preliminary injunction. The dispute originally at issue in that matter related to GE’s claim that OMS, a wholly-owned subsidiary of the Company, had an obligation to supply GE Medical Systems Israel Ltd. (“GEMSI”) with 850 CZT modules. The suit was originally filed in the United States District Court for the Central District of California and was transferred to the United States District Court for the Eastern District of Wisconsin (the “Wisconsin Court”).

On June 18, 2009, GE amended its complaint to include, among other things, a claim for damages in an unspecified amount related to an assertion that OMS was obligated to supply GEMSI with CZT modules at a specified price per module pursuant to the terms of an agreement between the Company and GEMSI from December 2004 (which agreement was assigned to OMS and expired in December 2007) (the “2004 Agreement”).

Further to its decision from July 2, 2009, the Wisconsin Court issued a Decision and Order dated September 23, 2009 dismissing the complaint on the grounds of forum non conveniens. In dismissing the action, the Wisconsin Court ruled that the weight of both public and private factors support resolution of the action in the Israeli courts and the dismissal was subject to Orbotech’s acceptance of certain conditions set by the Wisconsin Court designed to ensure the adequacy of the Israeli forum. Orbotech accepted all the aforesaid conditions.

Further to the July 2009 decision and the September 2009 decision and order of the Wisconsin Court dismissing on inconvenient forum grounds the claim by GE against the Company, GE and GEMSI filed a complaint against the Company and OMS in the District Court in the Central District in Israel. The complaint relates to certain of the matters that were at issue in the claim previously filed by GE in the Wisconsin Court and in a dispute previously requested to be referred to arbitration in Israel (as described below). The plaintiffs request mandatory and other injunctive relief as well as damages. The plaintiffs claim potential damages in excess of $50,000,000 but, for the purposes of the filing fee, have set the monetary amount of their claim at $17,360,000. The Company believes that it and OMS have good defenses in response to the claims made in the complaint and intend to defend themselves vigorously in the litigation.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 – LEGAL PROCEEDINGS (continued):

On December 4, 2008 (prior to amendment of GE’s complaint in the Wisconsin Court and the filing of the complaint in the District Court in Israel) GE and GEMSI had notified the Company that they were referring a dispute with the Company and OMS to arbitration in Israel in accordance with the terms of the 2004 Agreement. The dispute relates to certain of the claims included in GE’s amended complaint filed in June 2009 as well as the complaint filed in Israel, as described above. An arbitrator was selected but was not appointed and the Company and OMS did not receive a statement of claim. It is unclear if and how this arbitration will be pursued following filing of the complaint in the Israeli court.

c.	On October 1, 2008, YieldBoost Technologies, Inc. (“YieldBoost”) filed a complaint against PDI in the United States District Court for the Northern District of California, Case No. 08-cv-4578. YieldBoost alleged in its complaint that PDI infringed United States Patent Nos. 7,042,244 (“the ‘244 Patent”) and 7,053,645 (“the ‘645 Patent”). The ‘244 Patent is titled ‘Method of Detecting Defects in TFT-Arrays and a TFT-Array Testing System Incorporating the Same.’ The ‘645 Patent is titled ‘System and Method for Detecting Defects in a Thin-Film-Transistor Array’. YieldBoost alleged that the ArrayChecker manufactured and sold by PDI embodied at least one claim of the ‘244 Patent and at least one claim of the ‘645 Patent. YieldBoost’s complaint sought damages and costs caused by PDI’s alleged infringement of the ‘244 patent and the ‘645 patent, including treble damages, pre-judgment and post-judgment interest, and attorneys’ fees.

While YieldBoost’s complaint was filed with the court, the complaint was not served on PDI. YieldBoost filed a notice of dismissal without prejudice on December 22, 2008.

On August 20, 2009, YieldBoost filed a new complaint entitled YieldBoost Technologies, Inc. v. Photon Dynamics and Orbotech, Inc., Civil Case No. 09-cv-3838, alleging that both PDI and Orbotech, Inc. infringed the ‘645 patent. YieldBoost alleged that the ArrayChecker manufactured and sold by both PDI and Orbotech, Inc. embodied at least one claim of the ‘645 patent. The complaint seeks unspecified damages. The parties have engaged in limited settlement discussions since the filing of this new complaint, which have not been successful.

The Company believes that PDI and Orbotech, Inc. have legitimate defenses to the claims asserted against them in the above action and intends to defend the matter vigorously.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 – LEGAL PROCEEDINGS (continued):

Should developments in any of the above legal matters cause a change in the Company’s view about its defenses and settlement strategies, this may result in the need to recognize a material accrual, or should any of the above litigation matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on the Company’s results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs, and potentially in future periods.

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

NOTE 6 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from such changes.

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli and United States banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not require or place collateral with respect to these financial instruments. The Company does not hold or issue derivatives for trading purposes.

b.	Derivative instruments

The Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of September 30, 2009 and December 31, 2008 were as follows:

	September 30, 2009	December 31, 2008
	$ in millions

Forward exchange contracts for conversion of:
Euros into Dollars	9.5	18.7

Japanese yen into Dollars	52.3	74.5

Dollars into NIS	53.0	21.1

Korean won into Dollars	11.1	9.4

Taiwan dollars into Dollars	7.7	6.4

Chinese RMB into Dollars	10.9	9.8

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

The terms of all of these currency derivatives are less than one year.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income, as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in the statement of operations within ‘financial income (expenses) - net’. Changes in the fair value of other derivatives are recognized in the statement of operations within ‘financial income (expenses) - net’.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item.

c.	Disclosure of Fair Value of financial instruments:

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2009, consistent with the fair value hierarchy provisions:

	Fair value measurements at reporting date using
	Level 1	Level 2	Level 3	Total
	$ in thousands
Assets:
Marketable securities	140			140

Auction-rate securities			19,144	19,144

Derivative assets		3,686		3,686

Liabilities –
Derivative liabilities		1,801		1,801

1.	Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

2.	Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivates, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

3.	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company’s auction-rate securities, which have experienced a lack of liquidity and therefore do not have an active market of observable prices, are measured at fair value, which is determined using a valuation model. The valuation model relies on Level 3 inputs including, among others things: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect the uncertainty of current market conditions; (iii) consideration of the probabilities of default, auction failure or repurchase at par for each period; (iv) assessments of counterparty credit quality; (v) estimates of recovery rates in the event of default for each security; and (vi) overall capital market liquidity. These estimated fair values are subject to uncertainties that are difficult to predict; therefore, such auction-rate securities have been classified as Level 3 fair value hierarchy.

The following table summarizes the activity for those financial assets (auction-rate securities) where fair value measurements are classified as Level 3:

$ in thousands
Balance at January 1, 2009	19,241
Redemption	(33)
Net change in fair value:
Recorded as financial expenses	(2,646)
Recorded as other comprehensive income	2,582

Balance at September 30, 2009	19,144

As to activity in respect of these financial assets which occurred after September 30, 2009, see note 13.

d.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current trade receivables and long-term liabilities also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date. The fair value of derivative instruments is presented below:

1.	Asset derivatives, comprising foreign exchange contracts, designated as hedging instruments. These are reported under other accounts receivable, and the fair value amounted to $3.7 million and $1.4 million at September 30, 2009 and December 31, 2008, respectively.

2.	Asset derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under other accounts receivable, and the fair value amounted to $0.9 million at December 31, 2008.

3.	Liability derivatives, comprising foreign exchange contracts, designated as hedging instruments. These are reported under other accounts payable, and the fair value amounted to $1.3 million and $5.8 million at September 30, 2009 and December 31, 2008, respectively.

4.	Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under other accounts payable, and the fair value amounted to $0.5 million and $0.2 million at September 30, 2009 and December 31, 2008, respectively.

NOTE 7 – SHORT-TERM LOAN

On July 22, 2008, the Company and Israel Discount Bank Ltd. (“IDB”) entered into a financing agreement (the “Financing Agreement”), as amended by the Financing Agreement - First Amendment signed on February 22, 2009 (the “Financing Agreement First Amendment”). On December 21, 2009 the Company and IDB entered into and signed the “Amended Financing Agreement” which replaced and superseded the Financing Agreement and the Financing Agreement First Amendment. On September 18, 2008, the Company borrowed $160 million from IDB pursuant to the Financing Agreement, the proceeds of which were applied towards the PDI Acquisition. As of September 30, 2009, this loan was classified under current liabilities, bore interest at the rate of three month LIBOR + 1.45% and was due for repayment on December 31, 2009. On December 21, 2009 it was converted into long-term borrowings as described below. The Financing Agreement also granted the Company an additional credit line of $25 million.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 – SHORT-TERM LOAN (continued):

Pursuant to the Financing Agreement First Amendment, the Financing Agreement was amended to extend the availability period with respect to the additional $25 million to December 31, 2009, to determine the interest applicable thereto and to make certain other changes described therein. In December 2009 the Amended Financing Agreement was entered into, which replaced and superseded the Financing Agreement and the Financing Agreement First Amendment. Pursuant to the Amended Financing Agreement, a credit facility of up to $185 million is available to the Company. This amount includes the $160 million already utilized to finance, in part, the PDI Acquisition. Up to $160 million of the $185 million credit facility is available as either long-term borrowings of up to five years, but not beyond December 31, 2014, or as short-term borrowings of up to three months. At December 28, 2009, the entire $160 million of this amount was outstanding as long-term borrowings repayable over a five year period ending on December 21, 2014. An amount of up to $25 million of the credit facility will remain available until December 31, 2010 for short-term borrowings only, at which time any such short-term borrowings must be repaid and such additional $25 million credit facility will terminate. Interest rates are based on IDB’s cost plus a margin which is 2% for long-term borrowings and 1.5% for short-term borrowings. The Amended Financing Agreement includes a commitment fee due quarterly in the amount of 0.3% per annum with respect to the unused amount of the additional $25 million short-term credit facility described above. In addition, the Company paid customary fees in connection with entering into the Amended Financing Agreement.

The Amended Financing Agreement contains provisions pursuant to which the Company has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB’s consent. These covenants generally apply until the credit facility is repaid in full. The financial covenants require that the Company’s shareholders’ equity (defined according to the Company’s consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) (i) for each quarter in 2009 and 2010 shall be no less than the greater of $250 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet, and (ii) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 – SHORT-TERM LOAN (continued):

The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40 million. This covenant is to be tested annually according to the consolidated financial statements as of the end of each calendar year.

The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five.

For these purposes, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs for equity awards, in-process research and development charges (not including current research and development expenses), charges due to changes in accounting principles and restructuring charges. The Company has met the covenants required by the agreement at September 30, 2009.

For these purposes ‘Financial Debt’ is defined as the Company’s liabilities, as provided in its consolidated financial statements, to banks, financial institutions, affiliates, financial leasing and/or through the issue of debt securities.

In addition, commencing as of January 1, 2010, the Company is required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of IDB) in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined in accordance with the Company’s consolidated balance sheet. This provision does not apply to the additional $25 million short-term credit facility described above.

As part of the Financing Agreement First Amendment, the Company created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Financing Agreement. These charges will remain in place as security for the repayment of amounts under the Amended Financing Agreement.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 8 – COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) as follows:

	Three months ended		Nine months ended
	September 30
	2009	2008	2009	2008
	$ in thousands

Net loss	$(5,423)	$(43,000)	$(14,461)	$(33,968)
Other comprehensive income (loss):
Unrealized gain (loss) form available for sale securities, net of tax	81	689	1,136	(797)
Currency translation adjustment	518	(3,650)	6	(539)
Gain (loss) in respect derivative instrument designated for cash flow hedge, net of tax	368	(239)	7,929	(528)

Total comprehensive loss	(4,456)	(46,200)	(5,390)	(35,832)
Comprehensive income attributable to non-controlling interest, net of tax	80	119	113	157

Comprehensive loss attributable to Orbotech Ltd.	$(4,536)	$(46,319)	$(5,503)	$(35,989)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 9 – SEGMENT AND GEOGRAPHICAL INFORMATION:

a.	Operating segment:

	Production Solutions for the Electronics Industry	Recognition Software	Medical Imaging	Total
	$ in thousands
Three months ended September 30, 2009:
Revenues from unaffiliated customers:
Sales of products	57,857	2,449	4,090	64,396
Services rendered	26,004	1,514	436	27,954

Total revenues	83,861	3,963	4,526	92,350

Operating income (loss)	(4,509)	1,302	(1,267)	(4,474)

Depreciation and amortization	7,584	48	373	8,005

Three months ended September 30, 2008:
Revenues from unaffiliated customers:
Sales of products	63,210	2,001	3,459	68,670
Services rendered	24,302	1,334	454	26,090

Total revenues	87,512	3,335	3,913	94,760

Operating income (loss)	(6,687)	778	(41,433)	(47,342)

Depreciation and amortization	*7,688	49	*33,778	41,515

Nine months ended September 30, 2009:
Revenues from unaffiliated customers:
Sales of products	177,637	5,837	14,008	197,482
Services rendered	74,482	4,773	1,488	80,743

Total revenues	252,119	10,610	15,496	278,225

Operating income (loss)	(6,085)	2,903	(3,048)	(6,230)

Depreciation and amortization	22,430	151	1,097	23,678

Nine months ended September 30, 2008:
Revenues from unaffiliated customers:
Sales of products	200,061	6,681	15,833	222,575
Services rendered	71,849	4,310	1,599	77,758

Total revenues	271,910	10,991	17,432	300,333

Operating income (loss)	985	2,278	(43,254)	(39,991)

Depreciation and amortization	*12,249	105	*35,772	48,126

*	Includes impairment of intangible assets. See note 2e.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 9 – SEGMENT AND GEOGRAPHICAL INFORMATION (continued):

b.	Geographical information:

	Three months ended		Nine months ended
	September 30
	2009	2008	2009	2008
	$ in thousands
Revenues – classified by geographical area (based on the location of customers):
Sales of products:
North America (mainly the United States)	7,056	9,480	21,179	33,256
Europe	1,074	3,842	5,136	22,934
Japan	20,444	7,052	43,894	23,415
Taiwan	13,894	15,393	41,683	29,269
China	12,162	15,321	30,983	54,575
Korea	8,716	15,515	49,869	50,993
Other Far Eastern countries	774	1,234	1,802	4,384
Other	276	833	2,936	3,749

Total sales of products	64,396	68,670	197,482	222,575

Services rendered:
North America (mainly the United States)	4,729	5,004	14,627	15,370
Europe	2,557	3,036	7,338	9,530
Japan	3,922	3,041	11,499	9,360
Taiwan	5,103	4,455	13,461	13,842
China	6,360	7,354	18,815	21,073
Korea	5,018	2,183	11,435	6,690
Other Far Eastern countries	218	921	3,386	1,606
Other	47	96	182	287

Total services rendered	27,954	26,090	80,743	77,758

	92,350	94,760	278,225	300,333

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 10 – RESTRUCTURING COSTS

In 2008, as part of the Company’s refocusing of its strategic plan, the Company phased out its activities in the assembled PCB business and will no longer develop and market assembled PCB equipment, but will continue to ensure that service is provided to its installed base of products. As a result, the Company recorded a restructuring charge of $2.4 million, which was comprised of a workforce reduction. In addition, the Company wrote down $3.3 million in inventory, which was sold to Orpro which will continue to market and service the Company’s installed base of assembled PCB equipment in the Europe and North America, see also note 2b. The Company continues to support and service its installed base of assembled PCB systems in the Far East and Japan and plans to continue doing so.

Additionally, during the second half of 2008, the Company initiated a restructuring program in order to re-align its infrastructure to the current worldwide economic conditions. The measures taken principally included a reduction in the Company’s workforce by approximately 17.5%, which resulted in a restructuring charge of $6.4 million, of which $3.7 million was recorded during the nine months ended September 30, 2008.

During the nine months ended September 2009, amounts paid on account of the restructuring provision totaled $3.1 million.

No additional provision for restructuring was made during the nine months ended September 30, 2009.

NOTE 11 – EARNINGS PER SHARE

Diluted earnings per share for the three and nine month periods ended September 30, 2009 do not reflect options for 0.9 million shares and 0.2 million shares, respectively, due to their anti-dilutive effect.

NOTE 12 – RECENTLY ADOPTED AND ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board of the United States (the “FASB”) issued updated guidance for accounting for business combinations. This provides revised direction on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. As applicable to Orbotech, this standard became effective, on a prospective basis, as of the year beginning January 1, 2009. Its adoption did not have a material impact on the Company’s consolidated financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 12 – RECENTLY ADOPTED AND ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

In December 2007, the FASB issued guidance for accounting for noncontrolling interests in consolidated financial statements, which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. As applicable to Orbotech, this standard became effective as of the year beginning January 1, 2009. Its adoption resulted in an increase of approximately $1.5 million to the Company’s equity and did not have a material impact on the Company’s consolidated statement of operations.

In March 2008, the FASB amended the disclosure requirements about derivative instruments and hedging activities, which requires entities to provide enhanced disclosures about: (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. As applicable to Orbotech, these requirements became effective as of the year beginning January 1, 2009. Their adoption did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued two amendments to address concerns about: (i) measuring the fair value of financial instruments when the markets become inactive and quoted prices may reflect distressed transactions; and (ii) recording impairment charges on investments in debt instruments. As applicable to Orbotech, these amendments became effective as of the quarter beginning April 1, 2009. The adoption of these amendments resulted in an increase of approximately $1.5 million to the Company’s retained earnings and a decrease in the same amount to accumulated other comprehensive income.

In May 2009, the FASB issued guidance on accounting for subsequent events, which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. As applicable to Orbotech, this guidance became effective as of June 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In June 2009 the FASB issued its accounting standard codification. The codification will become the single authoritative source for U.S GAAP and will change the way in which the accounting literature is organized. As applicable to Orbotech, this standard became effective as of September 15, 2009. The implementation of this standard will not have a material impact on Orbotech’s consolidated financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 12 – RECENTLY ADOPTED AND ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

In June 2009 the FASB issued amendments to accounting guidance for variable interest entities (“VIE”s). These amendments require an enterprise to perform an analysis to determine whether its variable interest or interests give it a controlling financial interest in a VIE, and prescribe new characteristics in order to determine the primary beneficiary of a VIE. As applicable to Orbotech, these amendments will be effective commencing January 1, 2010. The Company is currently assessing the impact, if any, that these amendments may have on its consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, which will become effective for fiscal years beginning on or after June 15, 2010 (although early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. Orbotech is currently evaluating the impact that these amendments may have on its consolidated financial statements.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent to September 30, 2009, the Company sold approximately $9.5 million of auction-rate securities and the balance of auction-rate securities held by the Company is approximately $9.6 million as of December 28, 2009.

Subsequent to September 30, 2009, GE and GEMSI filed a complaint against the Company and OMS in the District Court in the Central District in Israel. See note 5.

On December 21, 2009 the Company and IDB entered into the Amended Financing Agreement which replaced and superseded the Financing Agreement and the Financing Agreement First Amendment. See note 7.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/S/ EREZ SIMHA
Erez Simha
Corporate Vice President and
Chief Financial Officer

Date:	December 28, 2009